EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2020

27.2 cents per ADS payable on July 12, 2021

TAINAN, Taiwan, May 28, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today declared a cash dividend of 27.2 cents per ADS, equivalent to 13.6 cents per ordinary share, for the year of 2020.

The cash dividend will be payable on July 12, 2021 to all the shareholders of record as of June 30, 2021. The ADS book will be closed for issuance and cancellation from June 23, 2021 to June 30, 2021. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year financial performance.

“Since our IPO in 2006, we have remained committed to a dividend policy,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. “This year's dividend represents a payout ratio of 100% based on our fiscal year 2020 profit. Our strong revenue and earnings growth during 2020 allowed us to increase our dividend payout ratio demonstrating our ongoing commitment to delivering shareholder value. The high dividend payout ratio also reflects the confidence we have in our ability to execute on our strategic growth initiatives, strong financial position and 2021 outlook. We are pleased to be able to reward shareholders for their ongoing support while continuing to invest in the development of leading technologies to enhance future growth.”

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,012 patents granted and 534 patents pending approval worldwide as of March 31, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us